Exhibit 99.1

Ferrari N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 28, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on September 1, 2026, as the third tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
21/09/2026	7,350	361.5618	2,657,479.23	—	—	—	—	7,350	361.5618	2,657,479.23
22/09/2026	7,300	362.8977	2,649,153.21	—	—	—	—	7,300	362.8977	2,649,153.21
23/09/2026	20,549	363.4603	7,468,745.70	—	—	—	—	20,549	363.4603	7,468,745.70
24/09/2026	13,000	363.4650	4,725,045.00	6,075	411.5076	2,499,908.67	2,199,268.65	19,075	363.0046	6,924,313.65
25/09/2026	19,700	356.7355	7,027,689.35	8,550	409.3093	3,499,594.52	3,069,012.12	28,250	357.4054	10,096,701.47
Total	67,899	361.2441	24,528,112.49	14,625	410.2224	5,999,503.19	5,268,280.76	82,524	361.0634	29,796,393.26

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till September 25, 2026, the total invested consideration has been:
•Euro 57,455,127.93 for No. 160,799 common shares purchased on the EXM
•USD 21,998,568.42 (Euro 19,100,484.75*) for No. 53,790 common shares purchased on the NYSE.

As of September 25, 2026 the Company held in treasury No. 1,805,393 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 1.02% of the then total issued common shares. Including the special voting shares, the Company held in treasury 0.77% of the then total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until September 25, 2026, the Company has purchased a total of 1,915,773 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 587,312,917.89.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Ferrari Media & PR
Email: media@ferrari.com
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